Exhibit 99.3

Lloyd I. Miller, III

222 Lakeview Avenue, Suite 160-365

West Palm Beach, Florida 33401

June 11, 2013

Via Federal Express

Andrew L. Davis

Corporate Secretary

Emerson Radio Corp.

3 University Plaza, Suite 405

Hackensack, New Jersey 07601

Re: Notice of Proposal of Business

Dear Mr. Davis:

I hereby submit the shareholder proposal attached as Annex A for inclusion in the Emerson Radio Corp. (the “Company”) proxy statement to be circulated in connection with the Company’s next annual meeting of stockholders. The proposal is being sent to you on or before June 20, 2013 pursuant to the deadline outlined in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 18, 2012.

I am the holder of at least $2,000 in market value of the Company’s common stock and have held such securities for at least one year as of the date of this letter, and intend to continue to own such securities through the date on which Emerson Radio’s 2013 annual meeting of stockholders is held. As proof of such ownership, Schedule 13D filed May 22, 2012, as amended to date, is attached as Annex B. Either I or my properly qualified representative will attend the stockholders meeting to present the proposal.

If you should have any questions, please contact me at (561) 832-3490.

Sincerely,

/s/ Lloyd I. Miller, III

Enclosures

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Annex A

RESOLVED: Cumulative Voting. Stockholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each stockholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A stockholder may cast all such cumulated votes for a single director candidate or focus votes on a few candidates. Under cumulative voting, stockholders can withhold votes from directors who are performing poorly, if there are any, in order to cast multiple votes for other director candidates. This is an important protection for stockholders.

Supporting Statement

The Company’s controlling stockholder, Grande Holdings Limited (Provisional Liquidators Appointed) (“Grande”), is represented on the Company’s Board by the following directors: Mr. Fok Hei Yu, as provisional liquidator of Grande with control over the shares owned by Grande, and Mr. Christopher Ho, the Chairman of the Board of both Grande and the Company.   Cumulative voting would allow significant stockholders to elect a director of their choice, thereby safeguarding minority stockholder interests and bringing independent views to Board decisions.

Institutional Shareholder Services guidelines for 2013 recommend a vote FOR proposals for cumulative voting at companies where insiders have greater than 50% voting power.

By voting FOR this Cumulative Voting Proposal, you will be sending a clear message to the Board that minority stockholders, meaning public stockholders other than Grande and its affiliates, deserve the opportunity to have a meaningful vote in the election of Directors.

Please vote to protect stockholder value and FOR: Shareholder Proposal - Cumulative Voting.

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